Exhibit 12.1

TRIMBLE INC.

RATIO OF EARNINGS TO FIXED CHARGES

The table below reflects our ratio of earnings to fixed charges for the previous five fiscal years and for the first fiscal quarter of 2018. Fiscal years 2017 and 2016 are adjusted for the impact of accounting changes as noted. Fiscal year 2017 and the first fiscal quarter of 2018 are also shown on a pro forma basis giving effect to the offering of 4.150% Senior Notes due 2023 and 4.900% Senior Notes due 2028 (together, the “notes”) and the use of proceeds therefrom, as if the notes were issued on December 31, 2016, which is the first day of fiscal year 2017. The pro forma ratio of earnings to fixed charges presented below does not include adjustments to give effect to the Viewpoint Acquisition (as defined in the related prospectus supplement dated June 7, 2018) other than the incurrence of the notes and the use of proceeds therefrom. No shares of our preferred stock were outstanding during any of the fiscal years that are below presented. Therefore, the ratios of earnings to fixed charges and preferred dividends are not separately stated from the ratios of earnings to fixed charges.

	Three Months Ended		For the Fiscal Years Ended
(In millions, except ratios)	March 30, 2018 Pro Forma (b)	March 30, 2018	December 29, 2017 Pro Forma As Adjusted for Accounting Changes (b) (c)	December 29, 2017 As Adjusted for Accounting Changes (c)	December 30, 2016 As Adjusted for Accounting Changes (c)	January 1, 2016 As Reported	January 2, 2015 As Reported	January 3, 2014 As Reported
Earnings:
Income before taxes excluding income from equity method investees, net	$49.1	$61.8	$167.9	$218.7	$158.5	$133.9	$253.6	$232.2
Distributed income of equity investees	4.8	4.8	18.1	18.1	17.6	20.0	32.2	7.7
Fixed charges	24.0	11.3	84.4	33.6	32.1	31.3	24.5	23.5

Total earnings	$77.9	$77.9	$270.4	$270.4	$208.2	$185.2	$310.3	$263.4

Fixed charges:
Total interest expense	$21.8	$9.5	$76.3	$27.2	$25.9	$25.1	$18.1	$17.4
Amortization of debt issuance costs	0.8	0.4	3.1	1.4	1.4	1.4	1.6	1.6
Interest component of rental expense	1.4	1.4	5.0	5.0	4.8	4.8	4.8	4.5

Total fixed charges	$24.0	$11.3	$84.4	$33.6	$32.1	$31.3	$24.5	$23.5

Ratio of earnings to fixed charges (a)	3.2x	6.9x	3.2x	8.0x	6.5x	5.9x	12.7x	11.2x

(a)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, “earnings” consists of income before taxes excluding income or loss from equity method investees, adding distributed income from equity method investees and fixed charges. Fixed charges consists of interest on all indebtedness, amortization of debt issuance costs, and estimated interest as a component of rental expense.
(b)	The pro forma ratio of earnings to fixed charges does not include Viewpoint’s loss before income tax and related pro forma adjustments resulting from purchase accounting.
(c)	Financial data has been adjusted for the fiscal 2018 adoption of ASC 606 and Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, ASU 2017-07, which are reflected on a retrospective basis for fiscal 2016 and 2017.